================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------



                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                       and

                                  SCHEDULE 13D
                                (Amendment No. 6)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            National Processing, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])


                            National City Corporation
--------------------------------------------------------------------------------
                                    (Bidder)


                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   637229 10 5
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             DAVID L. ZOELLER, ESQ.
                            NATIONAL CITY CORPORATION
                             1900 EAST NINTH STREET
                              CLEVELAND, OHIO 44114
                                 (216) 575-2000

                                 With a copy to:

                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                                 (216) 586-3939
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)



                                  June 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

                        (continued on following page(s))

================================================================================



                                Page 1 of 3 pages

         This Amendment No. 3 is to the Tender Offer Statement on Schedule 14D-1, originally filed on June 28, 1999, that relates to the offer by National City Corporation, a Delaware corporation (the "Purchaser"), to purchase all outstanding common shares, no par value (the "Shares"), of National Processing, Inc., an Ohio corporation (the "Company"), not currently owned by the Purchaser, at a purchase price of $9.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment No. 3 to Schedule 14D-1 is being filed on behalf of the Purchaser. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         This Schedule 14D-1 also constitutes Amendment No. 6 to Schedule 13D with respect to the Purchaser's beneficial ownership of the Shares.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 10.          ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         The lead-in to the second paragraph appearing in Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

                  "Furthermore, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser's right to extend and/or amend the Offer at any time in its sole discretion, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may amend or terminate the Offer, if, prior to the Expiration Date, any of the following conditions exists:"

In addition, any reference in clauses (a) through (h) of such paragraph to the "sole judgment" of the Purchaser is hereby amended to refer to the "reasonable judgment" of the Purchaser.

                                Page 2 of 3 pages

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1999                         NATIONAL CITY CORPORATION


                                             By: /s/Carlton E. Langer
                                                 Name:  Carlton E. Langer
                                                 Title: Vice President and
                                                        Assistant Secretary



                                Page 3 of 3 pages